1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Terri Warren Reynolds treynolds@lightstonegroup.com M 848.240.3949

May 3, 2024

VIA EDGAR

Eddie Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus REIT II, Inc. Schedule 14D-9 Filed on April 24, 2024 File No. 005-94193

Dear Mr. Kim:

On behalf of Lightstone Value Plus REIT II, Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 2, 2024 (the “Comment Letter”), to the Company’s Schedule 14D-9 filed on April 24, 2024 (the “Schedule 14D-9”).  To facilitate your review, we have set forth the Staff’s comment followed by the Company’s response.

Schedule 14D-9 filed April 24, 2024

Person/Assets, Retained, Employed, Compensated or Used

1.
We note in the disclosure under “THE SOLICITATION OR RECOMMENDATION” that the Board of Directors consulted the Advisor about the Tender Offer. Please state in your response letter whether the Advisor received any compensation from the Company in connection with the Board of Director’s consultation with representatives of the Advisor regarding the terms of the Tender Offer. Revise the disclosure in this section of the Schedule 14D-9, if applicable. See Item 1009(a) of Regulation M-A.

Response:

As the Company’s external advisor, the Advisor receives compensation for the day-to-day management of the Company and its assets pursuant to an advisory agreement.  As the consultation with the Board of Directors regarding the terms of the Tender Offer was within the scope of services that it provides under the advisory agreement, the Advisor did not receive any additional compensation from the Company in connection with the consultation.

Eddie Kim, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
May 3, 2024

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have further questions or require additional information, please do not hesitate to call the undersigned directly at 848.340.3949.

Very truly yours,

/s/ Terri Warren Reynolds
Terri Warren Reynolds

cc:          Joseph E. Teichman (Lightstone)
Dan Duchovny (SEC)